

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

George R. Bracken
Executive Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

> **Re: National Beverage Corp.**
> **Form 10-K for the Fiscal Year Ended April 29, 2023**
> **Filed June 28, 2023**
> **File No. 001-14170**

Dear George R. Bracken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation